Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

December 15, 2005

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	iShares Trust, File Nos. 333-92935; 811-09729
Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, iShares Trust (the “Trust”), we enclose for filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 42 to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The purpose of this filing is to register ten new series of the Trust: iShares Dow Jones U.S. Oil & Gas Exploration & Production Index Fund, iShares Dow Jones U.S. Oil Equipment & Services Index Fund, iShares Dow Jones U.S. Pharmaceuticals Index Fund, iShares Dow Jones U.S. Healthcare Providers Index Fund, iShares Dow Jones U.S. Medical Devices Index Fund, iShares Dow Jones U.S. Broker-Dealers Index Fund, iShares Dow Jones U.S. Insurance Index Fund, iShares Dow Jones U.S. Regional Banks Index Fund, iShares Dow Jones U.S. Aerospace and Defense Index Fund and iShares Dow Jones U.S. Home Construction Index Fund (the “Funds”).

Please do not hesitate to contact me at (202) 739-5654 or Karen A. Aspinall at (202) 739-5355 with any questions or comments with respect to this filing.

Sincerely,

/s/ W. John McGuire
W. John McGuire

Enclosures

cc:	James E. O’Connor, Esq.
Adam Mizock, Esq.